# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VanLab USA
1555 Fernwood Pacific Drive
TOPANGA, CA, CA 90290
https://wearevanlab.com/

Up to $1,199,998.80 in Common Stock at $4.81
Minimum Target Amount: $14,997.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** VanLab USA
**Address:** 1555 Fernwood Pacific Drive, TOPANGA, CA, CA 90290
**State of Incorporation:** DE
**Date Incorporated:** June 02, 2020

## Terms:

**Equity**

**Offering Minimum:** $14,997.58 | 3,118 shares of Common Stock
**Offering Maximum:** $1,199,998.80 | 249,480 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $4.81
**Minimum Investment Amount (per investor):** $250.12

**Voting Rights of Securities Sold in this Offering**

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Loyalty Bonus | 7% Bonus Shares**

As you expressed early interest in VanLab USA, you are eligible for additional bonus shares.

**Time-Based Perks**

**Friends and Family Early Birds**

Invest within the first 72 hours and receive an additional 10% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive an additional 5% bonus shares.

**Early Bird Bonus**

Invest within the three weeks and receive an additional 3% bonus shares.

**Amount-Based**

**$250+**

2% Bonus Shares, 75 votes for the next product we deliver, and a 2% gift card for use against any VanLab product.

**$500+ | STARTER KIT**

2% Bonus Shares, 150 votes for the next product we deliver, 5% gift card for use against any VanLab product.

**$1,000+ | INVESTORS KIT**

5% Bonus Shares, 300 votes for the next product we deliver, and a 2.5% gift card for use against any VanLab product.

**$2,500+ | DISCOUNT MY KIT**

2% Bonus Shares, 750 votes for the next product we deliver, and a 12% gift card for use against any VanLab product.

**$5,000+ | PREMIUM KIT**

7% Bonus Shares, 750 Votes for the next product we deliver, a 7% gift card for use against any VanLab product, VanLab t-shirt & VanLab hat.

**$10,000+ | VANLAB KIT**

10% Bonus Shares, 750 votes for the next product we deliver, and a 10% gift card for use against any VanLab product, VanLab t-shirt & VanLab hat.

*VanLab will allow investor to vote on the next product delivery of our road map. We will prepare a document listing the next products we can design and a timeline to bring them to market. Each investment will qualify for a different perk level which includes a set amount of votes. Investors will have the opportunity to vote for the products they would like to see prioritized. Investors will also receive a discount to pre-order this product per the Amount-Based Tier structure outlined in our Offering Terms.*

**<u>The 10% StartEngine Owners' Bonus</u>**

VanLabs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.81/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $481. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

## The Company and its Business

*Company Overview*

VanLab USA provides flatback camper-van conversion kit sets, offering the ultimate camper-van experience to the mass market. Our flatpack kits are designed by world-class engineers utilizing the latest technology. We take inspiration from premium consumer products across a wide range of industry sectors. We use a scalable and automated manufacturing process to create affordable, practical, and beautiful solutions. Our flatpack kits are shipped nationwide using our unique 'up-cyclable' packing solutions manufactured from natural materials.

Focusing on the mass premium market with 'Affordable Luxury', scalability, and sustainability at our core, we provide a kit set option with the style of a boutique hotel. Our kit is assembled with only two tools and no prerequisite skills, manufactured from sustainably farmed materials, and delivered with innovative plastic-free and up-cyclable packaging.

Growth and scalability are at the heart of VanLab's process, utilizing 3D scanning, computer-aided design, and automated manufacturing. Taking inspiration from the automotive production line, we design our kits following Poka-Yoke (meaning mistake-proof) principles; think square peg AND a square hole. Each panel is pre-labeled, pre-drilled, and pre-shaped to only fit in the correct location.

Our expert in-house design team crafts precise engineering drawings of every detail, before exporting files for contract manufacturing. The automated CNC manufacturing process is fast, efficient, and highly repeatable; cutting perfect kitsets every time. Once programmed, a kit is produced on one machine in just 4 hours. With a nationwide network of CNC manufacturers, this methodology provides a pathway for rapid growth by reducing capital expenditure, staffing costs, and early overheads.

VanLab currently sits within the RV industry, offering the ultimate camper-van experience to the mass market. We believe that the RV industry has seen rapid growth due to the Covid-19 pandemic, with more people choosing to vacation domestically and within their own 'bubble.' Our product roadmap provides an expansion plan into commercial vans, mini-vans, and SUVs to capitalize on these large markets as well. Our core revenue stream is simply the B2C sales of products.

Our business model was crafted and honed from the experience of our forerunner business in New Zealand, prior to expansion into the USA. Built on the basis of successful methodologies, lessons have been learned and our approach has been honed. We are currently in the market with a range of profitable products and looking to start our new phase of expansion.

The first iteration of the company was named VanLab Limited & was incorporated and operated in New Zealand. VanLab Limited was sold in March 2022. On June 2, 2020, VanLab USA, Inc. ("the Company") was incorporated in California. On October 20, 2022, the Company was converted from a California C-Corp into a Delaware C-Corp. VanLab USA, Inc has always remained a separate entity, holding its own IP, designs and brand.

*Competitors and Industry*

<u>COMPETITORS</u>

We believe that we have 3 key differentiators over our competitors.

1. We are able to offer a truly DIY conversion kit for a van that can be shipped and then easily self-assembled by any unskilled customer.

2. We offer a true Poka-Yoke design.

3. We offer a comforting and premium aesthetic without having to compromise on the quality of our product.

We have designed our brand to be industry-leading from concept to execution. Our competitors are typically custom builders who have organically grown from a workshop basis with little early thought and consideration on leading a brand.

INDUSTRY

The $23.65 Billion USA RV market (2020) is a strong and rapidly growing market space, with the Global RV market set to hit $87.9B by 2028 [*Source:* https://www.globenewswire.com/en/news-release/2022/05/09/2438579/0/en/Recreational-Vehicle-Market-Size-to-Hit-USD-87-89-Billion-by-2028-Industry-Share-Growth-and-Trends-Analysis-Report.html]. VanLab has a product roadmap to enter the SUV, truck, and minivan market, which together have a combined value of $500 billion USD (2021) [Total market size calculated from data at *source:* https://www.goodcarbadcar.net/]. We believe that changing attitudes towards travel, remote work, and domestic exploration are a primary factor in driving this growth. We believe that our market has experienced two clear initiatives which have driven growth.

1. The popularization of 'VanLife' has been driven by various influencers' heavy documentation of an idyllic 'life on the road' lifestyle. The ultimate freedom to explore within the comfort of your own space. This has led to 53% of millennials (26-41-year-olds) [*Source:* https://en.wikipedia.org/wiki/Millennials] now interested in buying an RV, with 26% highly likely to buy. [*Source:* https://www.youtube.com/watch?v=Relz5M3gwMQ at current timestamp 4:58]

2. Additionally, we believe that the industry has seen rapid growth due to the Covid-19 pandemic, with more people choosing to vacation domestically and within their own 'bubble'. Benefiting from the 18 million first-time RV travelers since the pandemic, rental platforms such as Outdoorsy, Cabana, and RVEzy, have experienced what we believe to be significant investment. RVEzy- a peer-to-peer marketplace for RVs- raised about $19M as of May 2021. [*Source:* https://skift.com/2021/05/28/rvezy-raises-19-million-for-rv-rentals-travel-startup-funding-this-week/]. Cabana- a company that turns vans into bookable mobile hotels- raised $10M via Series A as of June 2021. [*Source:* https://news.crunchbase.com/venture/cabana-funding-luxe-vans/]. Finally, Outdoorsy, as of June 2021, had raised a total of $195.1M in finding over 8 rounds. [*Source:* https://www.crunchbase.com/organization/outdoorsy-co/company_financials]

We believe that we appeal to a newly engaged mass audience that has been turned on to the appeal of the outdoors and an escape from rapid urbanization.

Additionally, within this industry we are seeing a shift towards smaller vehicles and increasing importance on gas mileage due to environmental concerns and fuel prices. A recent consumer study from Statista showed that fuel efficiency is now the single most important when buying a new car in the USA. [*Source:* https://www.statista.com/chart/13075/most-important-factors-when-buying-a-car/#:~:text=According%20to%20data%20from%20Statista's,top%20priority%20when%20shopping%20around. We believe VanLab is well-positioned to deliver campervan conversion kits to this market space, starting with our Nissan NV200 model which is currently on the market. Our smaller vehicles allow our customers to use their van as a 'daily driver,' reducing the requirement for second-vehicle parking, insurance, tax, maintenance, and registration.

*Current Stage and Roadmap*

We have primarily focused and invested in our brand, product design, and operating methodologies. We are currently on the market with our introductory product range of 5 campervan conversion products, and we plan to expand this range on our path to becoming an industry leader.

We are seeing growth in order volume, and weekly we are achieving up to $18.5k in revenue and achieving over 10,000 website sessions. We have recently released viral video content across multiple social media platforms in partnership with a VanLife influencer, Deanna Dunn. This campaign has amassed over 16.3 million views to date across TikTok, Instagram, and YouTube. Interest is reflected in our website too, with up to $ 1 million of products "added to cart" in a 4-week period since the campaign (based on the number of sessions 'added to cart' and average website sale value for the same time period). We have 100% five-star reviews across both Google and Facebook.

Our business growth plan is split into three clear sections; 1. Setup (Director Funded), 2. Expansion, and 3. Optimization. We are currently beginning our 'Expansion' phase, with clear and solid foundations of design, brand, operations, and market in place.

In the next 3 years, we aim to implement our Expansion Plan. We plan to continue with contract manufacturing for the high-speed acquisition of skill sets and manufacturing sites. Rapid design expansion from contract design support within our established design guidelines and process. Growth of targeted customer experience sites across the country. Brand growth enabled by increased marketing budget, focus on developing brand storytelling through the development of brand pillars.

Following this stage of national expansion, we intend to look to use these same methodologies to repeat this growth internationally.

## The Team

### Officers and Directors

**Name:** Andrew Bernard Jones

Andrew Bernard Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Co-CEO
  **Dates of Service:** October, 2022 - Present
  **Responsibilities:** As co-CEO, my responsibilities are split amongst product design, manufacturing oversight, operational process and financial planning and reporting. No salary compensation.

Other business experience in the past three years:

- **Employer:** VanLab Limited, NZ
  **Title:** Director
  **Dates of Service:** September, 2019 - March, 2022
  **Responsibilities:** Founder/Owner responsibilities. Andy was responsible for founding, and all activities associated with the day-to-day running of VanLab NZ other than outsourced accounting support and outsourced manufacturing. VanLab NZ was sold for $365,000 NZD in March 2022.

Other business experience in the past three years:

- **Employer:** Lodal Limited
  **Title:** Director
  **Dates of Service:** August, 2022 - Present
  **Responsibilities:** Remote design and business strategy.

**Name:** Ian Fitzhenry

Ian Fitzhenry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO, Principal Accounting Officer, and Director
  **Dates of Service:** January, 2020 - Present
  **Responsibilities:** I run the day-to-day operations of the business, expanding the company, driving profitability, and manage the overall vision and strategic direction of the company. No salary compensation.

Other business experience in the past three years:

- **Employer:** Otherness Co
  **Title:** Owner/Executive Producer
  **Dates of Service:** August, 2020 - Present
  **Responsibilities:** Management, Strategy, Production. I run a Creative Production agency called Otherness based in Los Angeles.

Other business experience in the past three years:

- **Employer:** Wunderman Thompson
  **Title:** Studio Lead/ Executive Producer
  **Dates of Service:** February, 2017 - July, 2020
  **Responsibilities:** Management, Strategy, Production.

Other business experience in the past three years:

- **Employer:** Mirum Agency
  **Title:** Studio Lead
  **Dates of Service:** February, 2015 - July, 2020
  **Responsibilities:** Ian was responsible for providing interdisciplinary team leadership, overseeing and managing the junior and multidisciplinary staff. In this role he acted as the point of escalation for the Creative Production Department for his clients, and reconciled marketing concept creation with client concerns. In doing so, he fostered strong partnerships with other projects leads, while overseeing projects, timelines, and overall planning. Ian represented Mirum Creative Production Department in the eyes of his client, while educating clients and team members. As Studio and Account Lead, Ian directly supervised six (6) professional employees, including one (1) Creative Director, one (1) Art Director, one (1) Production Coordinator, one (1) Production Manager, one (1) Senior Post Production, and one (1) Photographer. These professional employees performed activities that Ian assigned to them. Ian operated at a senior level within the organizational hierarchy of the Creative Production Department, and delegated professional work assignments to these employees while supervising their work in progress. In addition, he possessed the authority to recommend personnel actions with respect to their employment, including the authority for hiring and termination, promotion, authorizing leave, and required training.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the design industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our vans. Delays or cost overruns in the development of our vans and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing

competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that modified vans is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right

talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*Risks associated with manufactured products*

The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

*Customer Harm During Installation*

Our builds require our customer to handle large and heavy wooden components. They require the lifting and maneuvering of these components in small spaces with the potential for injuries. Our builds require customers to install their own 12 volt wiring system. This can involve live wiring installations and the potential for injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your Investment.

*Customer Satisfaction*

Build Time and Difficulty Claims We claim to provide a 'ready-to-assemble' flatpack product. We internally deem our design and product to be 'ready-to-assemble'. Our claims on the ease of build, build time and prerequisite knowledge are based on our experience of our average customer experience to date. A certain level of skill is assumed, such as an ability to follow detailed assembly instructions and familiarity of using basic tools (such as a screwdriver). We acknowledge that build times may vary and customer satisfaction of this process will vary too. Poor customer satisfaction of this process may harm our ability to achieve sales targets and business growth. Manufacturing Discrepancies and Natural Materials Our products are manufactured using a complex design process with multiple touch points. While every effort is made to ensure the consistency of our products (such as automated, computer controlled manufacturing) human error does occur. Human error may lead to customer dissatisfaction and an inability to achieve sales targets and business growth. Our products are created from natural materials, such as wood. Natural materials are subject to natural defects and variation in properties such as strength, visual appearance and weight. We have processes in place to limit the variation of material properties, however it can happen. Variation in material may lead to customer dissatisfaction and an inability to achieve sales targets and business growth. Nationwide Shipping We ship large volumes and heavy products nationwide. We rely on contracted shipping support and manufacture high quality shipping crates, however we cannot guarantee the product will arrive in the condition it left our workshop. In the event it arrives damaged, this may lead to customer dissatisfaction and an inability to achieve sales

*Co- Chief Executive Officer Ian Fitzhenry currently splits their time between working for VanLab USA, Inc. and another company, and does not currently receive a salary from VanLab USA, Inc.*

Co- CEO of VanLab USA, Inc. (Ian Fitzhenry) does not currently receive a salary from VanLab USA, Inc., and currently splits their time between managing and operating VanLab USA and as owner and Executive Producer at Otherness Co. Ian has indicated that they currently spend 32 hours per week on

VanLab USA, and 15 hours per week on Otherness Co., and intends to continue to spend that proportion of time on VanLab USA. While Ian is currently serving as co-CEO at VanLab USA, there is some level of risk in investing in a Company whose day-to-day operations are co-managed by an individual who is not devoting 100% of their time to the Company and who currently does not receive a salary. The Company's goal is to provide Ian and co-CEO Andrew Bernard Jones with the same salary (an amount ranging from $80,000 - $100,000) in 2023 as sales volumes ideally increase. The Company intends to use some funds from this raise towards the co-CEO's salaries.

***Co- Chief Executive Officer Andrew Bernard Jones currently splits their time between working for VanLab USA, Inc. and another company, and does not currently receive a salary from VanLab USA, Inc.***
Co- CEO of VanLab USA, Inc. (Andrew Bernard Jones) does not currently receive a salary from VanLab USA, Inc., and currently splits their time between managing and operating VanLab USA and serving as a Director of Lodal Limited. Andrew has indicated that they currently spend 5 hours per week on Lodal Limited, and the rest of their time on VanLab USA, and intends to continue to spend that proportion of time on VanLab USA. While Andrew is currently serving as co-CEO at VanLab USA, there is some level of risk in investing in a Company whose day-to-day operations are co-managed by an individual who is not devoting 100% of their time to the Company and who currently does not receive a salary. The Company's goal is to provide Andrew and co-CEO Ian Fitzhenry with the same salary (an amount ranging from $80,000 - $100,000) in 2023 as sales volumes ideally increase. The Company intends to use some funds from this raise towards the co-CEO's salaries.

## Ownership and Capital Structure; Rights of the Securities

**Ownership**

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Ian Fitzhenry | 1,556,250 | Common Stock | 62.25% |
| Andy Jones | 625,000 | Common Stock | 25.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 249,480 of Common Stock.

*Common Stock*

The amount of security authorized is 2,500,000 with a total of 2,181,250 outstanding.

*Voting Rights*

One Vote Per Share. Please see voting rights of securities sold in this offering below.

*Material Rights*

<u>Voting Rights of Securities Sold in this Offering</u>

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

### Circumstances which led to the performance of financial statements:

<u>Revenue</u>

VanLab has only been revenue generating for less than 2 full fiscal years, so we have limited performance to comment on. Revenue for fiscal year 2021 was $22,797. During this time, our primary focus has been the development of our design and manufacturing methodologies, brand guidelines, manufacturing partnerships and brand assets (website, imagery etc.). Our operation to date has bootstrapped (zero investment, zero debt) our development, with board members and manufacturing partners solely responsible for- and concerned about- the setup and development of a highly scalable, disruptor brand with an industry first product.

In September 2022, attention shifted to brand awareness with a number of social campaigns and media articles. We immediately saw over $1M of products ‘added’ to cart in September 2022, with our customers now in their contemplation phase having recently learned about our brand. Unfortunately, this recent move is not reflected in our financial data yet.

Cost of sales

Cost of sales as per our financial statements include all invoices for manufacturing, and as such are inclusive of prototyping costs. This is shown in 2021, where our Cost Of Goods Sold was $27,439. We do not believe this to be a true indication of product level COGS; this is explained below.

Gross margins

We believe we have strong and scalable product gross margins. The true value of these margins have not been realized by our fiscal performance due to the prototyping and development of the brand and products to date. Our current idealized, product level gross margin is over 60% across our range.

The value of VanLab is in the methodologies behind our design work. We fundamentally sell sheet lumber, however the way that we manufacture and present that lumber is the value of our product. We have a relentless pursuit of premium and aesthetically beautiful materials, using a pre-finished baltic birch panel. With a single and automated manufacturing process, we are able to generate strong gross margins on this material when repurposed to a kit set.

Expenses

In 2020, our expenses were just 20% of revenue. Originating as a bootstrap company, we are lean and responsible with our expenses, which has allowed us to focus our skill set on company development. Additionally, it means we present a debt free and cash flow positive company for investment.

Historical results and cash flows:

VanLab has only been revenue generating for less than 2 full fiscal years. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have been heavily investing in design methodologies, brand development, and manufacturing process setup.

We have now launched our brand, perfected our methodologies, and secured our manufacturing. Following our defined methodologies, in July 2022 we took a product from concept to customer in 25 days. Looking forward, we are now turning our focus to marketing, customer experience, and delivering our product road map.

Past cash was primarily generated through sales and director funding. Our goal is to increase our sales volume by the expansion of product offerings, improved customer experience, and increased marketing spend.

Our product roadmap is aimed at pick-up trucks, mini-vans, SUVs and commercial vans; which collectively sell 460,000 units per month (Sept. 2022). By expanding our product roadmap into these different vehicle types, we would be operating in a USD $500B per year market. Market trends show a move towards multifunctional vehicles within the mass market with a focus on the outdoors lifestyle; see Rivan camp kitchen (source: https://rivian.com/gear-shop/p/rivian-camp-kitchen-x-snow-peak Source: https://getjerry.com/insights/rivians-r1t-pickup-comes-with-portable-kitchen). We believe that VanLab is in the right place at the right time to catch this trend and deliver across market segments to a mass audience.

Originating as a bootstrap company, we have learned to minimize unnecessary expenditure, have zero debt, and maintained a strong gross margin in our product. This capital raise allows us to aim our existing lightweight, scalable, and profitable model at the wider market and combine strong margins with high unit volumes.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of October 2022, the Company has capital resources available in the form of a credit limit from American Express for initially $20,000 and a cash reserve of $10,000.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. We have developed a lightweight and low overhead company architecture and we can continue growing from our sales revenue.

However, we believe we can grow much faster with the support of investment. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount we anticipate the Company will be able to operate for 11 months assuming no further sales were made.

Based on our last financial year, we have a monthly burn rate of $3,500 assuming zero sales. Our R&D, branding and product development expertise are currently held within our board and our salary is taken from profits. We have set up a 'pay when you play' model, outsourcing manufacturing, shipping and product assembly (if needed) at point of sale. We have an extremely lightweight operation, and therefore we can ensure the funds raised go towards the expansion of the business.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 250 months based on our current burn rate. In reality, we will use our investment for growth of the company through improved customer experience, marketing, and product development. These activities will incur a cost, and as such, our burn rate is subject to change.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources of capital.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $10,491,812.50

**Valuation Details:**

VanLab USA has determined a pre-money valuation of $10,491,812.50.

A business can be valued following several methodologies. Each method has a validity depending on the business type, development, growth stage and operation. Given that we do not believe our previous cash flow to be indicative of future revenues, a Discounted Cash Flow (DCF) Forecast and a Comparative Valuation have been considered. A Comparative Valuation is the most applicable to an equity sale fundraise, and our valuation follows this methodology.

Comparative Valuation

In this approach we consider the value of companies within our market space and their ability to raise funds to derive a value for our business. We considered a number of companies to assess the RV market space, and then additional companies who are more closely related to our sector of this market.

As an overview, we are seeing an increasing number of successful fundraiser campaigns in the RV market. Outdoorsy (RV rental platform) have raised USD $195.1M and have a post money valuation between $500m to $1B (***Source:*** June 2021- https://www.crunchbase.com/organization/outdoorsy-co/company_financials ). Other RV rental platforms such as RV EZY (***Source:*** USD $19M raised- https://skift.com/2021/05/28/rvezy-raises-19-million-for-rv-rentals-travel-startup-funding-this-week/) and Cabana (***Source:*** USD $10M raised- (https://www.phocuswire.com/Cabana-Hot-25-Travel-Startups-2022 ) are also demonstrating a strong ability for fundraising. Campsite apps such as Sekr (***Source:*** USD $2.25M total raise since Jan '20- https://techcrunch.com/2022/02/09/travel-app-sekr-scores-2-25-million-to-bring-campsite-inventory-into-the-digital-age/ ) and campsite communities such as Kift (***Source:*** USD $1M raised- https://republic.com/kift ) are all successfully fund raising in this space.

We believe that these companies demonstrate a healthy market space for investment, a high customer demand and opportunity. The valuation and capital raise of these companies directly relate to VanLab USA in two areas.

1. Customer generation, 'Vanlife: try before you buy'. These companies sell the dream of the modern RV lifestyle, the reawakening of the simplicities of nature and the experience of accessible luxury. We sell the actual products into this dream. We provide a downstream solution for their customers who want to own an RV following a successful rental. To facilitate this, we are aligning ourselves with these companies to ensure a smooth transition of customer experience from rental to ownership in terms of product quality. We are in discussions with at least two of the above companies to provide contract designs for their products (NDAs prevent further information).

2. Our products can be rented through these platforms, can live in these communities and can camp in these spaces. The above companies need our products in the market to ensure the success of their platforms. We believe, 'there is a gold rush in the RV sector, and VanLab is selling the pick-axes'.

We must then consider our direct competitors in this space. The most relatable is ModVans with a current USD $75M valuation. In 2020, ModVans successfully raised $1,065,743 at a valuation of USD $12.5M on StartEngine. We believe we are directly comparable with ModVans and their 2020 valuation, based on the similar state of each business at the time of raise. Both businesses have just started generating revenue, both are introducing new and innovative products into the same market sector, both take aim at millennial travelers by modernizing the approach of the traditional RV company, and both have a clear plan for growth. While we recognise ModVans had a higher revenue at the time of their raise and this is reflected in our valuation. ModVans increased revenue is attributed to their business model, as they include the sale of both the conversion and base vehicle platform in their figures. VanLab has developed a more flexible model, placing the assembly with our customers and subsequently allowing for nationwide delivery and increased assembly volumes.

IP

We have developed significant IP in the areas of our product range, and our design methodologies. We have utilized the expertise of engineers from the academic, automotive, aeronautical and rail sectors to solve problems and develop our solutions to meet our product and company requirements. Our product problem definition: an RV with a boutique hotel feel, flat packed, delivered nationwide and assembled by an unknown customer with no-tools and no prerequisite skill set. Our company product definition: simplicity for our customers and scalability for our business

The IP we have developed to solve these problems cover (but is not limited to) 3D vehicle scanning and point cloud methodologies, 3D parametric design using skeleton methods, manufacturing methods including 3D software integration and manipulation, assembly process methodologies, (including part naming, numbering, Poka-yoke application and assembly instructions), and part and assembly naming and version control systems. The combination of these systems has been developed and incorporated into our design process to deliver on our problem definition.

Considering the market growth, the proliferation of companies selling campervan experiences, a comparable valuation and successful raise of direct competitor (ModVans), our IP in products and methodologies, our brand and our scalable business plan, VanLab is valued at $$10,491,812.50.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) The Company has 1 class of stock (Common Stock); and (ii) the company does not have a stock plan to account for in its valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $14,997.58 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,199,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles. In year 1, this will be 2 x Board Members, 1 x Customer Service Agent, 1 x Workshop and Operations role, 1 x CAD Designer and 1 x Marketing role. Wages to be commensurate with training, experience and position.

- *Customer Experience*

15.0%
We will use 15% of the funds to improve our customer experience. Our customers should feel they are making an informed and confident decision to purchase with us, and we need to develop the user experience and digital assets to deliver this.

- *Marketing*
  20.0%
  We will use 20% for marketing. This will be split into two tiers; content creation and advertising.

- *Travel*
  1.5%
  We will use 1.5% for travel. We operate a Co-CEO model with two CEO's. One of our CEO's is remote and there would be travel allowance for launch events and strategic meetings.

- *Working Capital*
  8.0%
  We will use 8% of the funds for working capital to cover expenses for the team travel, recruitment, product launch, office equipment as well as ongoing day-to-day operations of the Company.

- *Product Development*
  15.0%
  We have a clear product roadmap, and will use 15% of the funds raised for new product development.

- *Inventory*
  10.0%
  We will use 10% of the funds raised to purchase raw materials for manufacturing to ensure a smooth volume ramp-up.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://wearevanlab.com/ (wearevanlab.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the

Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/vanlab

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VanLab USA

*[See attached]*

# VANLAB USA

## Financial Statements
## Year Ended December 31, 2021 and 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
VANLAB USA
Topanga, California

We have reviewed the accompanying financial statements of VANLAB USA (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 18, 2022
Los Angeles, California

**VANLAB USA**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 3,582 | $ | 533 |
| **Total Current Assets** | | **3,582** | | **533** |
| **Total Assets** | **$** | **3,582** | **$** | **533** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Total Liabilities** | | **-** | | **-** |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 25,000 | | 25,000 |
| Subscription receivables | | (4,173) | | (23,500) |
| Retained Earnings/(Accumulated Deficit) | | (17,245) | | (968) |
| **Total Stockholders' Equity** | | **3,582** | | **533** |
| **Total Liabilities and Stockholders' Equity** | **$** | **3,582** | **$** | **533** |

*See accompanying notes to financial statements.*

**VANLAB USA**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 22,797 | $ - |
| Cost of Goods Sold | 27,439 | - |
| Gross profit | (4,642) | - |
| | | |
| Operating expenses | | |
| General and Administrative | 8,579 | 968 |
| Sales and Marketing | 3,057 | - |
| Total operating expenses | 11,636 | 968 |
| | | |
| Operating Income/(Loss) | (16,277) | (968) |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (16,277) | (968) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (16,277)** | **$ (968)** |

*See accompanying notes to financial statements.*

# VANLAB USA

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock | | Subscription receivables | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Inception- June 2, 2020** | | | | | |
| Issuance of Stock | 2,500,000 | $ 25,000 | $ (23,500) | | $ 1,500 |
| Net income/(loss) | | | | (968) | (968) |
| **Balance—December 31, 2020** | 2,500,000 | 25,000 | (23,500) | $ (968) | **$ 533** |
| Capital contribution | | | 19,327 | | 19,327 |
| Net income/(loss) | | | | (16,277) | (16,277) |
| **Balance—December 31, 2021** | **2,500,000** | **$ 25,000** | **$ (4,173)** | **$ (17,245)** | **$ 3,582** |

*See accompanying notes to financial statements.*

# VANLAB USA
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (16,277) | $ | (968) |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | - | | - |
| Accounts Payable | | - | | - |
| **Net cash provided/(used) by operating activities** | | **(16,277)** | | **(968)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 19,327 | | 1,500 |
| **Net cash provided/(used) by financing activities** | | **19,327** | | **1,500** |
| | | | | |
| Change in Cash | | 3,050 | | 533 |
| Cash—beginning of year | | 533 | | - |
| **Cash—end of year** | **$** | **3,582** | **$** | **533** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

VANLAB USA was incorporated on June 2, 2020, in the state of California. On October 20, 2022, the Company converted to a Delaware corporation and changed the name to VANLAB USA, INC. The financial statements of VANLAB USA (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Topanga, California.

VanLab provides high quality and affordable campervan conversion kits, with a Scandinavian design aesthetic, which are flat packed and shipped nationwide, then self-assembled by our customers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Income Taxes**

VANLAB USA is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of campervan conversion kits.

**Cost of sales**

Costs of goods sold include the cost of supplies and materials, shipping costs.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $3,057 and $0, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 2,500,000 shares of Common Stock with a par value of $0.01. As of December 31, 2021, and December 31, 2020, 2,500,000 shares have been issued and are outstanding.

## 4. DEBT

The company had no outstanding debt as of December 31, 2021.

## 5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (3,303) | $ | (511) |
| Valuation Allowance | | 3,303 | | 511 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (3,814) | $ | (511) |
| Valuation Allowance | | 3,814 | | 511 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,783, and the Company had state net operating loss ("NOL") carryforwards of approximately $12,783. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 6. RELATED PARTY

There are no related party transactions.

## 7. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 18, 2022, which is the date the financial statements were available to be issued.

On October 20, 2022, the Company converted from Californian into a Delaware corporation and changed the name to VANLAB USA Inc. The Company is authorized to issue 2,500,000 shares of Common Stock with a par value of $0.01. As of November 11, 2022, 2,500,000 shares of Common Stock have been issued and outstanding.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $16,277, an operating cash flow loss of $16,277, and liquid assets in cash of $3,582, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

VanLab is not live or open to the public at this moment.



INVEST IN VANLAB TODAY!

# Ready-to-Assemble Campervan Kitsets for a Rapidly Growing Market

VanLab designs and manufactures a range of high-quality, aesthetically focused flatpack campervan kitsets, which we believe makes it easier than ever before to embrace the ...
**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VanLab
Flatpack campervan conversion kits designed for scalability

$0.00 Raised



## REASONS TO INVEST

- VanLab delivers high quality and affordable self-assembly campervan conversion kits, flat packed and shipped nationwide. We believe we are an industry first, crafting our products specifically to overcome market barriers to entry such as customer time, skill set, product cost, and accessibility.
- The $55 Billion USA RV market (2020) is a strong and rapidly growing market space.* VanLab has a product road map to enter the SUV, truck, and minivan markets, which have a combined value of approximately $500 Billion USD (2021). We believe that evolving attitudes towards travel, remote work, and domestic exploration are driving growth in this space.
- Our CEOs successfully piloted the VanLab business model in New Zealand, and are ready to adapt and scale to the US Market. When it comes to expertise, Ian boasts 15 years of experience in production and brand strategy while successfully owning a LA-based Creative Production studio. Ex. McLaren Automotive engineer, Andy has a PhD. in Aeronautical Engineering, and honed his trade with aircraft (BAE Systems, UK) and supercars in the fields of aerodynamics and thermodynamics.

*Market information provided by GlobeNewswire and GoodCarBadCar (source, source)

**Invest Now**
$4.81 Per Share

| RAISED | INVESTORS |
|---|---|
| $0.00 | 0 |
| **MIN INVEST** | **VALUATION** |
| $250.12 | $10.49M |

### THE PITCH

*VanLab USA manufactures beautiful, ready-to-assemble campervan conversion kits from premium and sustainable materials. We believe we make Vanlife more accessible than ever before. Flatpacked and shipped within 5 days of order, our dream campervan kitsets can be self-assembled in just 2 days with no pre-requisite skills required. We are experts in design optimization for small areas, we strongly believe in re-purposing space to deliver multi-functionality and effortless versatility. Our automated manufacturing process aims to modernize our market space with affordable, practical, and aesthetically focused flatpack kits - all shipped nationwide using our unique sustainable and 'up-cyclable' packaging. Our market space is in growth, with 53% of millennials now interested in buying an RV. We believe we are introducing a product designed for scalability and have remained cash flow positive with zero debt. Already turning heads in the automotive industry, VanLab was recently featured in Ford's new 'Ford Pro Transit' launch video.*

## Finally, the van conversion you always dreamed of

At VanLab USA, we believe we are disrupting and modernizing the RV market with an innovative, industry-first product: our pre-designed, ready-to-assemble campervan conversion kits are currently being shipped nationwide.


Disrupting the RV Market
Empowering customers to build stunning vehicle furniture with our pre-designed, self-assembly campervan conversion kitsets

We have backed our Scandinavian design aesthetic with a clear brand identity and consistent messaging of mass market affordable luxury. Now, we are entering the rapidly growing US RV industry.


Born out of the success of VanLab NZ
VanLab
We are seeking investment to expand our established methodologies and products within the rapidly growing US RV market

We believe that the concept of remote living, remote working, and domestic exploration has been accelerated by the COVID 19 pandemic, improved communication infrastructure, and influencer-heavy documentation of the idyllic life-on-the-road for the millennial generation. A trend backed by automotive giants such as Ford and Rivian (source).



**The above video is a time-lapse of construction, and may not reflect the true amount of assembly time.

Following our success with VanLab NZ, we are seeking investment to enhance our established methodologies and expand our products within the rapidly growing US RV market.


We believe that unique products such as those offered by VanLab are an important part of empowering the DIY portion of the US RV market.

**The above stop motion is a functional demonstration of an assembled kit.*

THE PROBLEM & OUR SOLUTION

## Making 'VanLife' more accessible with our high-quality, self-assembly campervan conversion kits

We believe it's not so easy to start a 'VanLife.' We've found that converted vehicles are expensive to buy, time consuming to have built, and difficult to DIY.


Converted vehicles are expensive, time consuming, and difficult to DIY

We listened to our customers and heard their struggles. A combination of time, lack of space, and concerns over prerequisite skill-sets limited them from building their own conversion. We created VanLab to remove these barriers for the earnest explorer, the weekend rambler, or even the remote worker. Our removable kits enable the upfitting of existing vehicles to better reflect the multi-purpose requirements of the user. We aim to deliver the feel of a boutique hotel with the view of the Grand Canyon, all at an affordable price.


5 days
from order to shipping
with nationwide shipping
2 screwdrivers
and no prerequisite
skills to build
2 days
to build once delivered thanks
to our Poka Yoke design
Customers safe in the knowledge
that their build will turn out
Just like it shows on the box!
Uncompromised
Aesthetics
in design
Sustainably sourced
from the highest
quality wood

*The above video is a time-lapse of construction, and may not reflect the true amount of assembly time.

Growth and scalability are at the heart of VanLab's process, utilizing 3D scanning, computer aided design, and automated manufacturing. Taking inspiration from the automotive production line model, we design our kits following Poka-Yoke (meaning mistake-proof) principles; think square peg AND a square hole. Each panel is pre-labeled, pre-drilled, and pre-shaped to only fit in the correct location.

Our expert in-house design team crafts precise engineering drawings of every detail, before exporting files for contract manufacturing. The automated CNC manufacturing process is fast, efficient, and highly repeatable; cutting perfect kitsets everytime. Once programmed, a kit is produced on one machine in just 4 hours. With a nationwide network of CNC manufacturers, this methodology provides a pathway for rapid growth by reducing capital expenditure, staffing costs, and early overheads.


Delivering the feel of a boutique hotel
with the view of the Grand Canyon

We send our kits to customers (our quasi-workforce), who then assemble them following our detailed instruction manual. This allows us to grow assembly volumes without increasing staff requirements.

Our low overhead and scalable business model focuses on the reinvestment of profits back into the business which we can then put towards market share growth.


VanLab

**Scaleable & automated** manufacturing utilizing appropriate technologies

**Low-Overheads for reinvestment of profits** avoiding large asset expenditure

We enable our customers as **a quasi-workforce** as they build their own kits

THE MARKET & OUR TRACTION

## Taking off in a growing market sector

The popularization of 'VanLife' is booming and it's here to stay.


The pandemic has created
18 million
first-time RV travelers, with a continuing boom in market growth driven by the demand for cost effective travel
53% of American millennials are interested in buying an RV
with 26% highly likely to buy an RV

(source, source- starting at current timestamp 4:58)

We believe that the 'Van life' market sector is seeing significant growth due to changing customer behavior towards work, travel, and domestic exploration. We believe that this increasing interest in Vanlife & its assoicated products is also reflected via the following investment amounts in other marketplace competitors. For example, RV Ezy- a peer-to-peer marketplace for RVs- raised about $19M as of May 2021. Cabana- a company that turns vans into bookable mobile hotels- raised $10M via Series A as of June 2021 (source). Finally, Outdoorsy, as of June 2021, had raised a total of $195.1M in finding over 8 rounds (source, source, source, source, source). These rental platforms sell the dream of the modern RV lifestyle; the reawakening of the simplicities of nature and the experience of accessible luxury. This has converted to 53% of millennials looking to continue this dream with RV ownership (source- starting at current timestamp 4:58).

VanLab is designed to capitalize on this demand. We believe that this sizeable interest in the 'Vanlife' lifestyle, along with evolving consumer attitudes towards combining working from home and travelling domestically, has created a relatively lucrative market for VanLab to participate in with our innovative designs and streamlined self-assembly model.

The RV market is expected to hit $87.89 Billion by 2028 at a CAGR of 6.7% with North America expected to dominate the market due to the rapid development of outdoor activities (source). Additionally, we have a product road map expanding into the mini-van, truck, and SUV markets, which have a total combined value of $500 Billion per year in the US (source).


There is significant growth from changing customer behavior towards work, travel and domestic exploration
VanLab

Catching a contemporary trend in the automotive market, Ford has specifically targeted VanLife with their 'Ford Pro Transit'; a vehicle designed for aftermarket RV conversions. Ford claims the largest market sector for this vehicle is the DIY-ers (source). In their launch video, the VanLab Ford Transit kit was featured as a complementary product to highlight the accessibility of RV conversions to this group.

Additionally, others are taking notice of VanLab as a part of this space too. We were featured in Automotive websites such as Motor1 and The Autopian, along with the luxury Architecture & Design Magazine, Dwell (source, source, source, source).

We are seeing a growth in order volume, weekly we are achieving up to $18.5K revenue and over 10,000 website sessions. We have recently released viral video content across multiple social media platforms in partnership with a VanLife influencer, Deanna Dunn. Over a 4 week period, we achieved over 8 million of video views on TikTok, Youtube, and Instagram, with over $1million of products “added to cart” on our website (based on number of sessions ‘added to cart’ and average website sale value for the same time period). We have 100% five-star reviews across Google and Facebook.


“ It would have taken me literally months and months to build anything like this in my van by myself, in less than 2 weeks I had my kit ordered, delivered, and installed. Can’t wait to furnish it.”
Lucy Cartney, Sedona
“ The kit is fully removeable and isn’t fixed to the van, which is amazing as I use it for work so it means I can just add the kit whenever we go on longer trips, and then remove it when I need the van again for work. Unreal!”
Evan Moore, Utah

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

## We think VanLab has the potential to be an exciting disruptor

As we dive into our rapid expansion phase, we feel we have clear and solid foundations of design, brand, operations, and market in place.


VanLab
We feel we have clear and solid foundations of design, brand, operations, and market in place
Join us as we tackle the US RV market

We have developed our operations with the goal of out-growing and out-scaling our competition. The investments received in this campaign will be used directly for growth in the avenues of delivering our product road map, marketing and customer experience.

We have our designs perfected, we have our machines programmed, our instructions written, our methodologies defined, our trademark pending, our brand developed, and are part of a growing market. With a scalable model, zero debt, a lightweight, and proven process, we now look to expand with your support. Join us as we tackle the growing US RV market, and invest in VanLab!

## ABOUT

| HEADQUARTERS | VALUATION |
| --- | --- |
| **1555 Fernwood Pacific Drive TOPANGA, CA, CA 90290** | **$10.49M** |

VanLab designs and manufactures a range of high-quality, aesthetically focused flatpack campervan kitsets, which we believe makes it easier than ever before to embrace the outdoor lifestyle. We enable our customers to assemble their dream campervan in just 2 days, with a flatpack kit delivered directly to their door. With our introductory product lineup, we are currently achieving up to $18.5k in weekly revenue, and looking to expand into a growing market.

## TEAM





**Andrew (Andy) Jones**
**CEO**

Dr Andy Jones holds a PhD. in Aeronautical Engineering, completed in partnership with BAE Systems (UK) and focusing on fast jet aircraft avionic thermal control. After graduating, Andy took a role as an Aerothermal Engineer for McLaren Automotive (UK) specialising in powertrain cooling design, full-scale testing and methodology developments. Following McLaren Automotive, Andy re-located to Auckland (NZ) and founded a campervan conversion business in 2019 with a successful exit in 2022.

in

**Ian Fitzhenry**
**CEO**

Ian Fitzhenry holds a BA Hons in Communication & Media and has a background working for over 15 years with Global brands across the fields of advertising, creative strategy and production. Ian is an entrepreneur at heart and currently runs successful LA production company Otherness, working with global brands such as Microsoft and Beam Suntory. He is a keen surfer and explorer with an eye for design.

in

# TERMS

VanLab

## Overview

| | |
|---|---|
| PRICE PER SHARE<br>**$4.81** | VALUATION<br>**$10.49M** |
| DEADLINE<br>**May 1, 2023** | AMOUNT RAISED<br>**$0.00** |

## Breakdown

| | |
|---|---|
| MIN INVESTMENT<br>**$250.12** | OFFERING TYPE<br>**Equity** |
| MAX INVESTMENT<br>**$1,199,998.80** | ASSET TYPE<br>**COMMON** |
| MIN NUMBER OF SHARES OFFERED<br>**3,118** | SHARES OFFERED<br>**Common Stock** |
| | MAX NUMBER OF SHARES OFFERED<br>**249,480** |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Memorandum →

Risks

| | |
|---|---|
| **Company** : | **VanLab USA** |
| **Corporate Address** : | **1555 Fernwood Pacific Drive, TOPANGA, CA, CA 90290** |
| **Offering Minimum** : | **$14,997.58** |
| **Offering Maximum** : | **$1,199,998.80** |
| **Minimum Investment Amount (per investor)** : | **$250.12** |

**Terms**

| | |
|---|---|
| **Offering Type** : | **Equity** |
| **Security Name** : | **Common Stock** |
| **Minimum Number of Shares Offered** : | **3,118** |
| **Maximum Number of Shares Offered** : | **249,480** |
| **Price per Share** : | **$4.81** |

**Pre-Money Valuation : $10,491,812.50**

**Voting Rights of Securities Sold in this Offering**

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Loyalty Bonus | 7% Bonus Shares**

As you expressed early interest in VanLab USA, you are eligible for additional bonus shares.

**Time-Based Perks**

**Friends and Family Early Birds**

Invest within the first 72 hours and receive an additional 10% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive an additional 5% bonus shares.

**Early Bird Bonus**

Invest within the three weeks and receive an additional 3% bonus shares.

**Amount-Based**

**$250+**

2% Bonus Shares, 75 votes for the next product we deliver, and a 2% gift card for use against any VanLab product.

**$500+ | STARTER KIT**

2% Bonus Shares, 150 votes for the next product we deliver, 5% gift card for use against any VanLab product.

**$1,000+ | INVESTORS KIT**

5% Bonus Shares, 300 votes for the next product we deliver, and a 2.5% gift card for use against any VanLab product.

**$2,500+ | DISCOUNT MY KIT**

2% Bonus Shares, 750 votes for the next product we deliver, and a 12% gift card for use against any VanLab product.

**$5,000+ | PREMIUM KIT**

7% Bonus Shares, 750 Votes for the next product we deliver, a 7% gift card for use against any VanLab product, VanLab t-shirt & VanLab hat.

**$10,000+ | VANLAB KIT**

10% Bonus Shares, 750 votes for the next product we deliver, and a 10% gift card for use against any VanLab product, VanLab t-shirt & VanLab hat.

*VanLab will allow investor to vote on the next product delivery of our road map. We will prepare a document listing the next products we can design and a timeline to bring them to market. Each investment will qualify for a different perk level which includes a set amount of votes. Investors will have the opportunity to vote for the products they would like to see prioritized. Investors will also receive a discount to pre-order this product per the Amount-Based Tier structure outlined in our Offering Terms.*

**The 10% StartEngine Owners' Bonus**

VanLabs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.81/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $481. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Vendor payments.

## PRESS

### Yanko Design
**This DIY Flatpack Van Conversion Kit Makes it Easy to Transform your Van in a Mobile Camper Overnight**

View Article

### Dwell
**These DIY Kits Are Like Ikea for #VanLife—and They Start at $5K**

View Article

### Motor1.com
**VanLab Helps You Build Your Own Camper Van With Pre-Made Components**

View Article

### The Autopian
**The Clever And Easy Way To Turn Your Van Into A Camper For Less Than $10,000**

View Article

Show More Press

## JOIN THE DISCUSSION

What's on your mind?

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Ice breaker! What brought you to this investment?

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

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**Important Message**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're passionate about exploration and we want to make it possible for EVERYONE to realize that dream of hitting the open road in their very own van.

We also believe that attitudes have modernized in the RV market.

People don't need ALL the home comforts of their living room, but they DO need a functional comfortable space that is crafted with the experience of a fellow explorer.

The Recreational Vehicle market is expected to grow to $87.9 Billion by 2028, buoyed by changing customer behaviors towards work, travel, and domestic exploration.

We've spent the last 3 years refining our process and designs here at VanLab.

And with your support, we want to grow our product range, which we believe would allow us to reach more people and facilitate their next great adventure.

With the help of your investment, we aim to implement our expansion plan.

Delivering more kits, for more models, to every corner of the country, while delivering growth and profitability for our business.

Join us on our journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**EXHIBIT F TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**
*[SEE ATTACHED]*

linkedin.com/in/andy-jones-phd-10b42086/recent-activity/

Andy Jones (PhD.)
Entrepreneurial Engineer

Followers 223

Message

Andy Jones (PhD.) · 1st
Entrepreneurial Engineer
3d ·

Exciting update at VanLab USA!

Since floating our planned equity crowd fund, we have been humbled by the support we have received from our community; so THANK YOU!

We will be launching our campaign on StartEngine and we will be offering 12% equity of VanLab, with accessible investments starting at just $250 and inviting our investors to be active in helping us steer the direction of products and help us grow together.

Our intention is for VanLab to be an inclusive business and equity crowdfunding is a great process for us to bring like-minded members of the Vanlife community into the company. It is also an opportunity for you to become a part of our company at an exciting time.

Today, we have 2 updates for you.

1. We are pleased to announce that our campaign is anticipated to launch in early February.

2. We will be offering further perks in the form of bonus shares for our community to say thanks for waiting on us! All you need to do is register your interest by clicking the link below and we will reserve your bonus shares.

You have until the end of the month to register, so be sure not to miss out on this opportunity by registering today!

linkedin.com/in/andy-jones-phd-10b42086/recent-activity/

Andy Jones (PhD.)
Entrepreneurial Engineer

Followers 223

Message

interest by clicking the link below and we will reserve your bonus shares.

You have until the end of the month to register, so be sure not to miss out on this opportunity by registering today!

To register your interest and reserve your bonus shares, click here: https://lnkd.in/gikbkqAW

We are offering you the opportunity to join us, and we're really excited to start this journey together.

VanLab HQ

#business #opportunity #community #investments #crowdfunding #thankyou

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LinkedIn
lnkd.in · 1 min read
This link will take you to a page thats not on LinkedIn

5 · 1 comment

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VanLab x start engine
vanlab_usa
vanlab_usa Exciting update!
Since floating our planned equity crowd fund, we have been humbled by the support we have received from our community; so THANK YOU!
We will be launching our campaign on StartEngine and we will be offering 12% equity of VanLab, with accessible investments starting at just $250 and inviting our investors to be active in helping us steer the direction of products and help us grow together.
Our intention is for VanLab to be an inclusive business and equity crowdfunding is a great process for us to bring like-minded members of the Vanlife community into the company. It is also an opportunity for you to become a part of our company at an exciting time.
Today, we have 2 updates for you.
View insights
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3 DAYS AGO
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VanLab x start engine
vanlab_usa • Follow
Today, we have 2 updates for you.
1. We are pleased to announce that our campaign is anticipated to launch in early February.
2. We will be offering further perks in the form of bonus shares for our community to say thanks for waiting on us!
All you need to do is register your interest by clicking the link below and we will reserve your bonus shares.
You have until the end of the month to register, so be sure not to miss out on this opportunity by registering today!
110 likes
6 DAYS AGO
Add a comment...
Post


VanLab
x
start engine

VanLab vanlab_usa • Follow ...

registering today!

To register your interest and reserve your bonus shares, following this link, also in bio.

https://wearevanlab.com/pages/invest

We are offering you the opportunity to join us, and we're really excited to start this journey together.

VanLab HQ
.
.
.
.

NO MONEY OR OTHER CONSIDERATION IS BEING

110 likes

6 DAYS AGO

Add a comment... Post


VanLab
x
start engine

VanLab vanlab_usa • Follow ...

.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Edited · 6d

110 likes

6 DAYS AGO

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VanLab USA
25 January at 13:08
Since floating our planned equity crowd fund, we have been humbled by the support we have received from our community; so THANK YOU!
We will be launching our campaign on StartEngine and we will be offering 12% equity of VanLab, with accessible investments starting at just $250 and inviting our investors to be active in helping us steer the direction of products and help us grow together.
Our intention is for VanLab to be an inclusive business and equity crowdfunding is a great process for us to bring like-minded members of the Vanlife community into the company. It is also an opportunity for you to become a part of our company at an exciting time.
Today, we have 2 updates for you.
1. We are pleased to announce that our campaign is anticipated to launch in early February.
2. We will be offering further perks in the form of bonus shares for our community to say thanks for waiting on us!
All you need to do is register your interest by clicking the link below and we will reserve your bonus shares.
You have until the end of the month to register, so be sure not to miss out on this opportunity by registering today!
To register your interest and reserve your bonus shares, following this link, also in bio
Fri Jan 27 12:20 PM


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VanLab USA
info@wearevanlab.com
wearevanlab.com
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Not yet rated (3 reviews)
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https://wearevanlab.com/pages/invest
We are offering you the opportunity to join us, and we're really excited to start this journey together.
VanLab HQ
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
VanLab
Fri Jan 27 12:21 PM

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VanLab
35 followers
3d

Exciting update!

Since floating our planned equity crowd fund, we have been humbled by the support we have received from our community; so THANK YOU!

We will be launching our campaign on StartEngine and we will be offering 12% equity of VanLab, with accessible investments starting at just $250 and inviting our investors to be active in helping us steer the direction of products and help us grow together.

Our intention is for VanLab to be an inclusive business and equity crowdfunding is a great process for us to bring like-minded members of the Vanlife community into the company. It is also an opportunity for you to become a part of our company at an exciting time.

Today, we have 2 updates for you.

1. We are pleased to announce that our campaign is anticipated to launch in early February.

2. We will be offering further perks in the form of bonus shares for our community to say thanks for waiting on us! All you need to do is register your interest by clicking the link below and we will reserve your bonus shares.

linkedin.com/company/89933037/admin/

VanLab **Super admin view**

View as member

Home | Content | Analytics | Activity | Admin tools

1. We are pleased to announce that our campaign is anticipated to launch in early February.

2. We will be offering further perks in the form of bonus shares for our community to say thanks for waiting on us! All you need to do is register your interest by clicking the link below and we will reserve your bonus shares.

You have until the end of the month to register, so be sure not to miss out on this opportunity by registering today!

To register your interest and reserve your bonus shares, click here:
https://lnkd.in/gZYY_nkz

We are offering you the opportunity to join us, and we're really excited to start this journey together.

VanLab HQ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES

Launch Campaign Update

Van Lab USA <info@wearevanlab.com>
To: Andy Jones

Tue 24/01/2023 1:45 pm

If there are problems with how this message is displayed, click here to view it in a web browser.

VanLab



VanLab
start engine

Good news!
Since floating our planned equity crowd fund, we have been humbled by the support we have received from our community; so THANK YOU! We're really excited about the next chapter of VanLab and excited to offer you this upcoming opportunity to join us! We have kicked off 2023 with some exciting developments.
Our intention is for VanLab to be an inclusive business, and equity crowdfunding is a great process for us to bring like-minded members of the Vanlife community into the company. It is also an opportunity for you to become a part of of our company at an exciting time. We will be launching our campaign on **StartEngine** and we will be offering 12% of the company, with accessible investments starting at $250 and inviting our investors to be active in helping us steer the direction of products and help us grow together.

Launch Campaign Update

Van Lab USA <info@wearevanlab.com>
To Andy Jones

Reply | Reply All | Forward | ···

Tue 24/01/2023 1:45 pm

If there are problems with how this message is displayed, click here to view it in a web browser.

**1. Launch Timing**
We are pleased to announce that our campaign is anticipated to launch in early **February**.
We will be announcing more information in due course, including upcoming community-focused special perks for the first 72 hrs of the raise.
**2. Loyalty Scheme**
We wanted to offer YOU something a little special for the support you've shown us. So, we're offering you access for you to register your interest to reserve an **additional 7.5% bonus shares** when we go live. This is an exclusive list that allows you to **receive up to 27.5% bonus shares** during the raise (by perk stacking).

All you need to do is register your interest by clicking the link below and we will reserve your bonus shares. **You have until the end of the month to register**, so be sure not to miss out on this opportunity by registering today!

**To register your interest and reserve your bonus shares, click here:**
https://wearevanlab.com/pages/invest

We are offering you the opportunity to join us, and we're really excited to start this journey together.

VanLab HQ

*Please note, unfortunately StartEngine cannot accept investment from the UK or Canada for this raise.*

**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.**

------